Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer



03029926

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

August 19, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newswire on **August 19, 2003**.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, CEO
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-468-0631

9/10

8. <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, **this 19th day of August, 2003**.

(Sgd.) "Bradley H. Langille"

____

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Aug.19.03

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

Press Release 13-2003 August 19, 2003

GAMMON LAKE AND BMO NESBITT BURNS CLOSE A FULLY SUBSCRIBED PRIVATE PLACEMENT OF CDN $17,250,000.

Gammon Lake Resources Inc. (TSX: GAM) is pleased to announce it has closed its previously announced private placement financing. The total offering, including the exercise of the agent's over-allotment option consisted of 5,390,625 common shares of the Company sold at C$3.20 per common share for gross proceeds of C$17,250,000. BMO Nesbitt Burns Inc. acted as exclusive agent in connection with the private placement.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer solicitation or sale would be unlawful.

The net proceeds of the offering will be used for the further exploration and development of the Company's Northeast Ocampo gold/silver project in Mexico.

On Behalf of the Board of Directors,

GAMMON LAKE RESOURCES INC.

Fred George,
Chairman and President

For additional information, please contact Bradley Langille, Chief Executive Officer at (902) 468-0614.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. The News Release includes certain "forward-looking statements." All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

August 21, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newswire on **August 21, 2003**.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, CEO
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, **this 21st day of August, 2003**.

(Sgd.) "Bradley H. Langille"

____
Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Aug.21.03

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

Press Release 14-2003 August 21, 2003

GAMMON LAKE ANNOUNCES 65,000-METRE DRILLING PROGRAM AND EXPANSION OF UNDERGROUND EXPLORATION DEVELOPMENT ON THE 100%-OWNED NORTHEAST OCAMPO PROJECT

Gammon Lake Resources Inc. (TSX: GAM) is pleased to announce the immediate commencement of a 65,000-metre drill program focused on expanding, as well as upgrading the large gold/silver resource outlined over the last 12 months on Gammon's 100%-owned Northeast Ocampo project area. The table below is a summary of the May 2003 resource estimate, which was audited by Pincock, Allen & Holt (PAH), June 2003.

Gammon's 100%-Owned
Northeast Ocampo Underground Resource Estimate
June 2003

Resource Category	Tonnes (millions)	Grade (g/t)			Contain Ounces		
		Gold	Silver	equ.Gold	Gold	Silver	equ.Gold
Measured	0.447	7.82	396	13.9	112,400	5,693,000	200,000
Indicated	3.058	5.60	288	10.0	548,100	28,357,000	985,000
Total Measured and Indicated	3.505	5.90	302	10.5	**660,500**	**34,050,000**	**1,185,000**
Total Inferred	4.518	6.10	298	10.7	**884,300**	**43,226,000**	**1,549,000**

The above was calculated using a 3 g/t equivalent Gold cut off and a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

*Note: The above table excludes the near surface resource also identified in press release 10-2003 dated June 5, 2003.

Approximately 70% of the planned drill program will be completed from underground drill stations constructed along a ramp currently being developed at Ocampo. The focus of this drilling will be to expand the current high-grade resource below the level attained from surface drilling, complete infill drilling to elevate inferred resources to a measured and indicated category, and facilitate completion of a feasibility study. The balance of the drilling in the program will focus from surface on other mostly untested targets such as La Fe, Belen, Altagracia, El Penol, Santa Ana and Olvidada (see map illustration on the following page).

'Continued on Page 2'

Targeting Surface Drill Program Resource Expansion

The Company's overall objective is to upgrade the inferred portion of the current resource to the measured and indicated category, and to target the attainment of a total resource on Gammon's 100%-Owned Northeast Ocampo Project of approximately 6,000,000 gold-equivalent ounces (65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver).


100% Gammon Lake Ocampo Northeast Project
La Fe
Olvidada
Santa Ana
El Penol
Joint Venture Area
Belen
Altagracia
Red areas in map – Alteration and Mineralization
Blue Lines – Major Faults and Structures

'Continued on Page 3'

Upgrade of Current Resource From Underground Drill Stations.

The focus of the underground drilling is twofold - infill drilling to elevate the status of current resource, and secondly, down-dip drilling of known ore shoots beyond the depths previously obtained from surface drilling. The underground depth extension drilling will be focused on the Aventurero, San Juan, Rosario and Las Animas zones, and is targeted to increase the current resource. Below are long section diagrams displaying the results of drilling in the current resource on the Gammon's 100%-Owned Northeast Ocampo Project.


Drill Hole
Intercept - Gold g/t/ Silver g/t (true thickness meters)
LG - Sub Underground Grade
0 100 200 300
Scale in Meters
Ocampo Gold Silver Project
Longitudinal Section Aventurero
Length 1.3 Km
ENE Section, viewing NE


Rosario Long Section
Drill Hole
Intercept - Gold g/t/ Silver g/t (true thickness meters)
50 Meters


Las Animas Long Section
Long Section Length 500 meters

'Continued on Page 4'

Expansion of the Underground Ramps

The ramps currently being constructed at Gammon's 100%-owned Northeast Ocampo Project area will be expanded from a planned 2.5 km tunnel to approximately 6 km. This will facilitate construction of underground drill stations to both, complete infill drilling and test the ore zones at greater depths. The expanded underground development will also allow test mining/bulk sampling of ore zones to perfect mining method and aid in final feasibility analysis. The diagram below shows the planned ramp expansion and current drill patterns on the Aventurero, San Juan, Rosario and Las Animas zones.


San Juan
Las Animas

The 4.5-metre by 4-metre ramp is proceeding and anticipated to intersect the Aventurero zone by September 2003. At which point development will proceed on the San Juan, southeasterly on the Aventurero zone and progress on the Las Animas and Rosario zones, all four zones should be accessible from the ramp by year's end.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo., is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. The News Release includes certain "forward-looking statements." All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties.